

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, New York 10010

>   **Re: Viggle Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed July 6, 2012**
>   **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated June 27, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1 Filed July 6, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   In your response to prior comment 2, you provide Revenue-to-Rewards Cost ratios (or Rewards Cost-to-Revenue ratios) on page 21 for the following periods: January 1, 2012 through April, 30, 2012, the month of May, and June 1 through June 27, 2012. In your response letter, please provide your analysis of whether these ratios are non-GAAP financial measures within the meaning of Item 10(e) of Regulation S-K. If so, expand the disclosure to clarify how any non-GAAP presentations deviate from GAAP amounts and otherwise as appropriate. Your disclosures regarding the ratios in the most recent periods should indicate that there may be significant timing differences between these periods

and that these ratios may not accurately measure your performance for the complete period.

Executive Compensation, page 36

2.   Please revise to clarify the circumstances of Ms. Janet Scardino's removal from your board. For example, if Ms. Scardino was removed as director by written consent of your majority stockholder, Mr. Sillerman, please revise to describe such action. Also, we remind you that you any notice or soliciting materials sent to your stockholders should be filed with your next annual report, pursuant to page 12 of Form 10-K.

3.   Your disclosure on page 36 indicates that Ms. Scardino was removed as chief executive officer, and that her employment agreement remains in place. Please clarify the meaning of this statement. It is unclear whether Ms. Scardino remains an employee who provides full-time services to you, or if the termination provisions of her employment agreement are now operative.   Describe the nature of her current and expected future services to the company and more specifically discuss the payment arrangements following her termination as an officer and removal as a director.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you require further assistance, please contact me at (202) 551-3462.

                                            Sincerely,

                                            /s/ Mark P. Shuman

                                            Mark P. Shuman
                                            Branch Chief-Legal

cc: Via E-mail
         Christopher S. Auguste, Esq.
         Kramer Levin Naftalis & Frankel LLP
         Dennis Bloch, Esq.
         Greenberg Traurig LLP